UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 6, 2026, CytoMed Therapeutics Limited (the “Company”) received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company is not in compliance with Nasdaq’s minimum bid price requirement.

Nasdaq Listing Rule 5550(a)(2) requires that listed securities maintain a minimum bid price of $1.00 per share. The notification letter stated that the Company’s ordinary shares (the “Ordinary Shares”) have failed to maintain this minimum bid price for the last 30 consecutive business days, from August 24, 2026, to October 5, 2026.

The notification does not immediately impact the listing or trading of the Ordinary Shares on Nasdaq. Under Nasdaq rules, the Company has been granted a compliance period of 180 calendar days, until April 5, 2027, to regain compliance. If, at any time during this period, the closing bid price of the Ordinary Shares is at least $1.00 per share for a minimum of ten consecutive business days, Nasdaq will confirm compliance, and the matter will be resolved.

If the Company is unable to regain compliance by April 5, 2027, it may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, which may include implementing a reverse stock split if necessary.

The Company is actively monitoring the bid price of the Ordinary Shares and is considering all available options to regain compliance with Nasdaq’s requirements. The Company remains committed to delivering value to its shareholders and maintaining its listing on Nasdaq.

On October 9, 2026, the Company issued a press release entitled “CytoMed Therapeutics Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency”. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated October 9, 2026 - CytoMed Therapeutics Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

	By:	/s/ CHOO Chee Kong
	Name:	CHOO Chee Kong
Date: October 9, 2026	Title:	Director and Chairman